UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2020

Commission File Number: 001 - 36130

voxeljet AG

(Exact Name of Registrant as Specified in Its Charter)

Paul-Lenz-Straße 1a

86316 Friedberg

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Other Events

NYSE Notice and Compliance Period Relief

voxeljet AG (the “Company”) received a notice (the “Notice”) from the New York Stock Exchange (the “NYSE”) on April 20, 2020 stating that the Company is not in compliance with Section 802.01C of the NYSE’s Listed Company Manual (the “Minimum Bid Price Standard”) due to the fact that the average closing price of the Company’s American Depositary Shares (“ADSs”) had fallen below $1.00 per share over a period of 30 consecutive trading days. As set forth in the Notice, as of April 17, 2020, the Company had a 30 trading-day average closing share price of $0.96.

The Company intends to work diligently in an effort to remedy the deficiency in a timely manner and, in accordance with NYSE listing requirements, notified the NYSE within 10 business days of receipt of the Notice on April 22, 2020, of its intent to cure the deficiency within six months following receipt of the Notice. The Company can regain compliance with the Minimum Bid Price Standard at any time during the cure period if on the last trading day of any calendar month during the cure period, the Company has a closing share price of at least $1.00 and an average closing share price of at least $1.00 over the 30 trading-day period ending on the last trading day of that month. In the event that at the expiration of the cure period, both a $1.00 closing share price on the last trading day of the cure period and a $1.00 average closing share price over the 30 trading-day period ending on the last trading day of the cure period are not attained, the NYSE will commence suspension and delisting procedures.

As previously disclosed in the Company’s Form 6-K filed with the SEC on August 27, 2019, the Company received a written notice from the NYSE that the Company is not in compliance with Section 802.01B of the NYSE’s Listed Company Manual due to the fact that the Company’s average global market capitalization over a consecutive 30 trading-day period was less than $50 million (the “Market Capitalization Standard”) and, at the same time, its shareholders’ equity was less than $50 million. In connection with the August 2019 notice, on January 24, 2020, the NYSE accepted the Company's 18-month plan with respect to the deficiency under Section 802.01B. The Company currently remains out of compliance with the continued listing standard set forth in Section 802.01B.

The Company originally had until October 20, 2020 and February 23, 2021 to regain compliance with the Minimum Bid Price Standard and the Market Capitalization Standard, respectively. However, on April 21, 2020, the NYSE announced that, in response to the COVID-19 pandemic and related extraordinary market conditions, it is providing temporary relief from the Minimum Bid Price Standard and the Market Capitalization Standard through June 30, 2020. As a result, the Company has until December 29, 2020 and May 4, 2021 to regain compliance with the Minimum Bid Price Standard and the Market Capitalization Standard, respectively.

The Notice has no immediate impact on the listing of the Company’s ADSs, which will continue to be listed and traded on the NYSE during the cure period under the trading symbol “VJET,” subject to continued compliance with the other listing requirements of the NYSE. However, the trading symbol will have an added designation of “.BC” to indicate that the status of the ADSs is “below compliance” with the NYSE continued listing standards. The “.BC” indicator will be removed at such time as the Company regains compliance.

The Notice does not affect the Company’s business operations or its reporting obligations with the SEC, and it does not conflict with or cause an event of default under any of the Company’s material debt or other agreements.

On April 27, 2020, voxeljet AG issued a press release announcing receipt of NYSE notice attached hereto as Exhibit 99.1.

Audit Committee Investigation Results

As previously disclosed in the Company’s Report on Form 6-K filed on March 18, 2020 with the SEC, on March 12, 2020, the Company’s Audit Committee determined to conduct an internal investigation with the assistance of independent, outside professionals (the “Audit Committee Investigation”) to investigate matters reported to the Audit Committee by KPMG AG Wirtschaftsprüfungsgesellschaft (“KPMG”), the Company’s independent registered public accounting firm. The Company self-reported on these matters to the Enforcement Division of the SEC. Any resulting SEC actions in connection with the Audit Committee Investigation cannot be predicted and the Company cannot provide assurances as to the outcome of any governmental investigation.

The Audit Committee Investigation concluded in April 2020. The Audit Committee did not find fraud or intentional misconduct by the Company’s management or accounting personnel. However, the Audit Committee did conclude that KPMG was not sufficiently informed of the status of the European Investment Bank (“EIB”) loan or the Company’s discussions and negotiations with EIB in connection therewith. In addition, the Audit Committee did note certain weaknesses and a degree of informality with respect to certain processes pertaining to aspects of the review and tracking of financial reporting and disclosure. The Audit Committee proposed certain recommendations, including implementing additional training with respect to the Company’s reporting and auditing obligations and requirements and developing and documenting an enhanced risk assessment process and internal controls system in corresponding areas.

Following the completion of the Audit Committee Investigation, management and the Audit Committee are working together to develop a remediation plan for implementation in fiscal year 2020.

Reliance on SEC Relief from Filing Requirements Due to COVID-19

The Company will be relying on the SEC’s Order under Section 36 of the Securities Exchange Act of 1934 Modifying Exemptions from the Reporting and Proxy Delivery Requirements for Public Companies dated March 25, 2020 (Release No. 34-88465) extending the deadlines by up to 45 days for filing certain reports made under the Exchange Act. The Company requires additional time to finalize its Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (the “Annual Report”) due to circumstances related to the COVID-19 pandemic and the economic uncertainty and market turmoil resulting from this pandemic. In an effort to contain and mitigate the spread of COVID-19, many countries, including those in which the Company has operations, have imposed unprecedented restrictions on travel and social distancing requirements. The restrictions have resulted in work being performed remotely, which has caused delays in the Company’s financial reporting process, such as needing additional time to finalize certain procedures attendant to the annual internal review process. These restrictions also posed novel challenges and may have slowed the Audit Committee Investigation, which was required to be conducted remotely. The Company expects to file the Annual Report on or about May 7, 2020, but in no event later than June 15, 2020 (which is 45 days from the original filing deadline of May 1, 2020).

The Company anticipates that the Annual Report financial statements contained therein will contain certain disclosures regarding material weaknesses in internal controls relating to (i) insufficient knowledge of IFRS and lack of effective risk assessment process; (ii) insufficient processes and controls in place for timely identification and communication of relevant and reliable information; (iii) lack of a process to monitor and remediate identified deficiencies; (iv) lack of a proper process to sufficiently and timely identify and assess new events and transactions in order to consider necessary adjustments to the Company’s system of internal control over financial reporting; and (v) lack of Supervisory Board’s sufficient oversight for management’s design, implementation and conduct of internal control. The Company anticipates that the Annual Report will also contain certain disclosures regarding the significant risk that the Company may not be able to continue as a going concern as the Company has suffered recurring losses and negative cash flows from operations and has breached debt covenants as of December 31, 2019, which raises material uncertainties that casts significant doubt on the Company’s ability to continue as a going concern. Furthermore, the Company is continuing to evaluate the impacts of COVID-19 on its ability to continue as a going concern. KPMG has informed the Company’s Audit Committee that, regardless of the impact of COVID-19, its auditors’ report on the Company’s consolidated financial statements will include an explanatory paragraph indicating substantial doubt exists as the Company’s ability to continue as a going concern.

Supplemental Risk Factor

In light of the current COVID-19 pandemic, the Company will be including a Risk Factor in its Annual Report substantially similar to the following:

We face risks related to health epidemics and other widespread outbreaks of contagious disease, such as coronavirus, which could significantly disrupt our operations and impact our operating results and/or cash flows.

We face various risks related to health epidemics, pandemics and similar outbreaks, including the global outbreak of a new strain of coronavirus (“COVID-19”). In recent weeks, the continued spread of COVID-19 has led to disruption and volatility in the global economy and capital markets, which increases the cost of capital and adversely impacts access to capital.

The continued spread of COVID-19 has and may continue to disrupt our supply chain. While we have been able to mitigate any disruption, any significant delay, or limit in the ability of customers to perform could impact investment performance and cause other unpredictable events. We currently anticipate customer payment delays for 3D printers sold in the fourth quarter 2019 which could negatively impact our results of operations. Furthermore, if significant portions of our workforce are unable to work effectively, including because of illness, quarantines, government actions, facility closures, remote working or other restrictions in connection with the COVID-19 pandemic, our operations will likely be negatively impacted. Pursuant to government closure orders intended to contain or slow the spread of COVID-19, we may be required to close certain of our facilities that perform work that is deemed non-essential. One or more additional facilities could become subject to similar orders, which could further disrupt our operations if the work performed at such facilities cannot be conducted remotely, potentially necessitating the furloughing of some of our employees or a permanent reduction in our workforce.

Our sales, installation and service of 3D printing machines in China and other countries have been and may continue to be disrupted and the future spread of COVID-19 has disrupted our commercial efforts in other countries. If the COVID-19 crisis continues for a prolonged duration, we or our customers may be unable to perform fully on our contracts, which will likely result in increases in costs and reduction in revenue. These cost increases may not be fully recoverable or adequately covered by insurance. If we experience difficulty in generating sufficient cash flow to meet our obligations and sustain our operations, which raises substantial doubt about our ability to continue as a going concern, we may have difficulty accessing government and state aid.

Our operations in China through our subsidiary, voxeljet China Co. Ltd., has been and may continue to be adversely affected due to the delays in collection of receivables, loss of business and delays in production and fulfilling current or future orders. For example, the planned start of the production of the VX2000 at our Chinese subsidiary at the beginning of 2020 has been delayed due to COVID-19. We continue to work with our stakeholders (including customers, employees, suppliers and local communities) to address responsibly this global pandemic. We continue to monitor the situation, to assess further possible implications to our business, supply chain and customers, and to take actions in an effort to mitigate adverse consequences. The long-term effects of COVID-19 to the global economy and to us are difficult to assess or predict, and may include a further decline in the market prices of our ADSs, risks to employee health and safety, risks for the deployment of our products and services (including by limiting our customer support, among others effects resulting from government measures) and reduced sales in geographic locations impacted. Any prolonged restrictive measures put in place in order to control COVID-19 or other adverse public health development in any of our targeted markets may have a material and adverse effect on our business operations, financial position, results of operations and/or cash flows. These material uncertainties will also cast significant doubt upon our management’s assumptions regarding our ability to continue as a going concern.

Subsequent Events

In light of the current COVID-19 pandemic, the Company will be including a subsequent event disclosure within the F-pages substantially similar to the following:

In late 2019 COVID-19 was identified in Wuhan, China, and has since spread globally, resulting in the ongoing COVID-19 pandemic. Many governments have declared states of emergency and imposed varying degrees of restrictions on social and commercial activities, to prevent and slow the spread of COVID-19. Such restrictive measures have resulted in significant disruption to business operations and a significant increase in economic uncertainty, with more volatile asset prices and currency exchange rates, and a marked decline in long-term interest rates in developed economies. These events and conditions create a level of uncertainty and risk that companies may not have encountered before, and may result in significant financial reporting implications for preparers of financial statements. Also, voxeljet expects adverse impacts from the COVID-19 pandemic, including decline in revenues for the Service segment and service and maintenance business of the Systems segment mainly during the second quarter of 2020. In addition, voxeljet expects minor delays in installation of 3D printers at customers’ facilities, which could lead to postponed revenue recognition for those transactions. Furthermore, voxeljet expects delays in payments from our customers related to receivables from the sale of 3D printers from the fourth quarter of 2019. However we currently do not expect payment defaults. In order to decrease the risk of contagion, most of the Company’s administrative works are performed remotely. This could impede or slow down work processes caused by, among other things, increased difficulty in coordinating with other colleagues. However, voxeljet currently does not anticipate facing significant constraints and challenges with remote working as our employees are successfully utilizing advanced communication technology to work remotely and are highly flexible with work arrangements. Furthermore, we have implemented an initiative to promote telework and staggered work hours to ensure that our employees can continue to effectively perform their roles even if the COVID-19 pandemic continues to require protracted remote working.

Quarterly Financial Information

Given the delays in completing the work associated with the Annual Report, the Company will not issue quarterly financial information for the first quarter ended March 31, 2020. Instead, the Company expects to provide financial results for the six-months ended June 30, 2020 in August 2020.

Forward-Looking Statements

Certain matters discussed in this Report on Form 6-K constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current beliefs, assumptions and expectations regarding future events, which in turn are based on information currently available to the Company. Such forward-looking statements include statements regarding the Company’s ability to regain compliance with the continued listing standards of the NYSE and remain listed on the NYSE, any anticipated actions that the SEC may take as a result of the Audit Committee Investigation, the Company’s ability to successfully create and implement a plan of remediation to address material weaknesses, the Company’s ability to successfully draw down the second tranche and amend finance covenants in the Finance Contract, the Company’s ability to successfully rely on the SEC’s COVID-19 filing deadline extension relief and to timely file financial information for the fiscal year ended December 31, 2019 and for the first half of fiscal year 2020. We caution you not to place undue reliance on any such forward-looking statements. Several factors could cause actual results, as well as the Company’s expectations regarding its ability to comply with NYSE continued listing standard, to successfully create and implement a plan of remediation to address material weaknesses and to successfully rely on the SEC’s COVID-19 filing extension relief, to differ materially from those expressed in or contemplated by the forward-looking statements. Such factors include, but are not limited to, the risk that the Company may not regain compliance with the NYSE continued listing standards during the cure period, the uncertainty regarding any anticipated actions that the SEC may take as a result of the Audit Committee Investigation, the Company’s failure to successfully implement a remediation plan to address material weaknesses, inherent limitations in internal controls over financial reporting, the Company’s failure to successfully draw down the second tranche and amend finance covenants in the Finance Contract, as well as the risk that the SEC denies the Company’s request to rely on the SEC’s COVID-19 filing deadline extension relief or further delays in issuance of financial information. Other risk factors affecting the Company are discussed in detail in the Company’s filings with the SEC, including its Annual Reports on Form 20-F. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Exhibits

99.1	voxeljet AG Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

voxeljet AG
By:	/s/ Rudolf Franz
	Name:	Rudolf Franz
	Title:	Chief Financial Officer

Date: April 27, 2020